CYBIRD

File No.82-5139

03 FEB 25 AM 7:21

JASDAQ

February 6, 2003
CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20 Toranomon, Minato-ku, Tokyo
Contacts: Yoshikawa Tomosada
Senior Vice President
TEL : (03)3431-0111



Results of Operation – Third Quarter, Fiscal Year Ended March 31, 2003 (Consolidated)

CYBIRD Co., Ltd.

1. Business Overview

1-1 Business Segments

Our Consolidated Group is comprised of CYBIRD Co., Ltd., two consolidated subsidiaries (K Laboratory Co., Ltd. and DMOVE Co., Ltd.) and an affiliate accounted for by the equity method (CYBIRD Korea Co., Ltd.). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) Technology-Related Business and (4) International Business.

(1) Mobile Content Business

We develop and provide mobile Internet paid content services, which are accessible via Internet -enabled mobile phones (incl. PHS), to four Japanese wireless network operators' official portal sites.

(2) Marketing Solution Business

We offer corporate clients consulting on use of the mobile Internet as well as planning, development and operation for their mobile sites. For these services, we receive consulting, planning, development and operation fees, and occasionally a share of revenue. We also conduct e-commerce business using the mobile phone as a portal.

(3) International Business

We are expanding overseas in the previously mentioned Mobile Content, Marketing Solution and Technology-Related Businesses. Considering the business environment and risks in each country, we are now focusing on providing consulting, solution and content services to mobile carrier as our main revenue source.

(4) Technology-related Business

K Laboratory Co., Ltd., CYBIRD's subsidiary, handles research, development of client-oriented software platforms for mobile phones. It develops and licenses application software for Java™ and BREW™, embedded native applications, middleware, library and platform technologies.

1-2 Relations with Subsidiaries and Affiliate

K Laboratory Co., Ltd. focuses on research, development of software platform for mobile phones. We are developing contents using K Laboratory's platform technologies. Also, we aim at sales growth by collaboration with K Laboratory; we manage the whole project and develop the server system and K Laboratory develops client-oriented application.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, is building a cooperative digital content service development and sales organization, primarily for motion picture content streaming.

Our affiliate accounted for by the equity method, CYBIRD Korea Co., Ltd., is in the process of establishing a commissioned software developing organization utilizing Korea's competitive labor costs and is conducting business activities in Korea

CYBIRD Group Business Chart



Consumers
Chargeable Information Service
Free Information Service
Subscription Fee
Merchandise/ Service
Payment
Wireless Network Operators
Client Companies
Application Licensing, Development & Consulting
Payment
Motion Picture Production
Payment
Chargeable Information Service
Free Information Service
Subscription Fee After Deduction of Collection Fee
Subsidiary
K Laboratory Co., Ltd.
Subsidiary
DMOVE Co., Ltd.
Marketing Solution etc.
Payment
Application Licensing & Development
Payment
Motion Picture Production
Payment
CYBIRD Co., Ltd.
Content Information
Information Providing Fee
Application Development
Development Fee
Affiliate (Equity Method Applied)
CYBIRD Korea Co., Ltd.
Information Providers
Information/ Service/ Merchandise
Payment/ Fee

1-3 CYBIRD's Consolidated Companies (As of December 31, 2002)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake	
						Shares	%
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308 mil	6,170	4,567	74.02
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥50 mil.	1,000	525	52.50
CYBIRD Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1,200 mil. Won	240,000	70,000	29.17

2. Business Policies

2-1 Business Principles/Missions

Our basic business principles are to pursue maximization of shareholder earnings while committing ourselves to "the creation of new values in society our mobile Internet business". Our mission is to contribute to making people's lives fuller and more convenient as the "Best Partner for the Mobile Internet". Our business is driven by the four policies as shown below;

(1) Selectivity and Focus on Strategic Business Fields

(2) Adaptation to Change in the Business Environment

(3) Emphasis on Profitability, Sustainability and Expandability

(4) Achievement of Synergies with Subsidiary and Affiliate

2-2 Dividend Policy

We realize returning profits to our shareholders to be a top priority management issue. Dividends are determined based on a consideration of financial position, business planning, markets and the competitive environment. Nevertheless, even after eliminating our accumulated deficit, it is possible that we will not pay dividends due to our business strategy.

2-3 Stock Unit Adjustment Policy

Regarding a stock splits, we will consider it carefully with taking into account for stock prices, supply and demand etc.

2-4 Midterm Business Policy

(1) Mobile Content Business Policy

Our focus is on providing content that customers will find highly satisfying. Targeting growth in market share by increasing the number of paying subscribers, we are developing new businesses founded on content services.

(2) Marketing Solution Business Policy (Marketing Solution/e-Commerce)

In Marketing Solution, we position the mobile phone as a marketing tool based on which we aggressively offer ASP services, such as the corporate sales promotion support tool Sugu Mail®, and other marketing support services. Our goal is to become the No. 1 company in the mobile marketing market.

Our e-Commerce efforts center on acquiring more clients for Cybird Shops and on expanding the number of purchasing customers. We are working to quickly establish stable operations and reach profitability.

(3) International Business Policy

Overseas, we are aggressively distributing content, particularly wall papers and ringing tone melodies. In our Branded SIM (Subscriber Identity Mobile) business, we are trying to expand our consulting business for related areas. We aim to quickly establish a stable and profitable business base.

(4) Technology-Related Business (K Laboratory Co., Ltd.) Policy

K Laboratory focuses on research and development of technologies for mobile phone platforms, aiming to build an application development business based on those technologies. The company also develops servers compatible with the mobile platform offered by Cybird. K Laboratory plans to establish an earning base by licensing its software to network operators and mobile phone handset manufacturers.

At our Strategic Technology Planning Departments, we are researching and developing software and other products for the rapidly spreading ubiquitous network environment, especially mobile systems and mobile networks. Among our business activities, we are adapting to new technologies, such as IC cards, Bluetooth™, wireless LANs; developing interactive content for terrestrial digital broadcasting; and helping to set the framework and standard for car navigation systems by acting as a regular member of the Internet ITS Consortium.

2-5 Business Administration Measures

(1) Corporate Governance

The Internal Auditing Department advises and makes proposals to management based on auditing the propriety and efficiency of the execution of each business unit.

(2) Crisis Management Committee

In April 2002, we established a Crisis Management Committee. The committee oversees efforts to determine the risks the Company is exposed to, to consider counter measures, and to carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events by responding promptly.

(3) Investor Relations / Public Relations

Guided by the IR Committee, which consist of key personnel from departments throughout the Company and reports directly to the CEO, our IR activities are directed at promoting public understanding of our business, the formation of fair stock price, and increasing public awareness of the company. Based on the "Timely, Fair, and Proactive disclosure" motto, we are working to improve the quality of our IR activities.

In our public relations activities, we are pursuing efficiency with an emphasis on cost effectiveness. Consequently, our main goals are to promote greater understanding of our corporate philosophy, business, and other aspects of the company and to improve our corporate image.

(4) Human Resource Management

① Personnel Evaluation

We restructured our organization based on changes announced in April 2002. We have embodied our human resource strategies, which links to business strategies and plans, by defining necessary human resources and establishing a human resource vision. We introduced a variable bonus system, which awards bonuses according to the performance of employees and their department, to more strongly reflect performance in employee compensation. We also replaced our 6-month contract salary system with a one-year assessment system.

② Career Employment / System

Along with a revision of our HR evaluation system, we set up a HR management system that offers individual employees various career paths and opportunities.

We hire highly qualified personnel, both immediate fighting potential and person of possibilities, in terms of our mid and long-term strategy to achieve our goals

③ Stock Options and Stock Owners Plan

We introduced a stock option plan and an employee stock ownership plan to motivate directors and employees.

(5) Environmental Preservation

We are voluntarily implementing environmental preservation measures. We use recycled paper for business cards and recycle waste paper. In this quarter, we achieved 469.04 kg (equivalent to saving 13 trees) reduction of CO_2. We also reduce electricity cost by shortening the operating hours.

2-6 Major Issues

Having grown rapidly in the emerging mobile Internet industry, we are stressing the following major issues to achieve further growth.

(1) Establishing Strategy and Revenue Base for Sustained Growth

- Thorough emphasis on selectivity and focus by analysis, evaluation and reexamination in our business portfolio
- Further expansion in share of content market and improvement in earning capabilities
- Strengthen the selling power of Marketing Solutions Business centering on the Sugu Mail®.
- Developing application software on an across-industry basis
- Establishing revenue bases for the e-Commerce, International, and Subsidiaries businesses

(2) Strengthen Internal Administration System to Support Our Growth

- Establishing the decision making system based on financial indicators
- Ensuring smooth operation of new personnel system
- Implementing strategic recruiting and distribution of personnel
- Improving CYBIRD group administration
- Maximizing synergies with associated companies
- Reinforcing corporate governance and compliance

2-7 Key Managerial Index

Cash flow is given top priority in the operation of our business. Return on equity (ROE) and Economic Value Added (EVA®) are also considered to be key business indicators. We aim to maintain an ROE of 20% or greater and are targeting maximization of EVA® over the long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The number of Mobile and PHS Phone Subscriptions

	Mobile and PHS	(PHS)
As of Dec. 31, 2002	**79.1 million**	**(5.6million)**

Source : The Telecommunications Carriers Association (TCA)

The number of Internet-Access Mobile and PHS Phone Subscriptions

	Mobile and PHS	(PHS)
As of Dec. 31, 2002	**61.9million**	**(2.4million)**

Source : The Telecommunications Carriers Association (TCA)

(2) Overseas Market

The number of mobile phone users amounted to 955 million people at the end of 2001, and is forecast to reach 1,591 million people by the end of 2005, according to Nomura Securities' survey in August 2002.

(3) New Platform

According to NTT DoCoMo, as of January 5, 2003, the number of Java^{TM}-enabled mobile phones sold by the company rose to 43% of all i-mode handsets. J-PHONE and KDDI's Java-enabled handsets are also becoming standards. Furthermore, new handset devices carrying QUALCOMM Inc.'s BREW^{TM} has launched.

The third generation mobile phone, or 3G wireless services, has been launched on the market by all mobile carriers and KDDI has already offered to over 5 million subscribers. Service area has been expanding and the type of handset device is increasing.

3-2 Quarterly Overview

(1) Quarterly Results

(Round down to millions)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. yen)	Earnings per Share (yen)	ROE (adjusted annual)	EBITDA (mil. yen)
3rd Quarter (ended Dec. 31, 2002)	**2,327**	**338**	**200**	**3,170**	**16.51**	**459**
3rd Quarter (ended Dec. 31, 2001)	1,809	42	52	860	5.92	142
Change	518	296	148	2,309	10.59	316

3-3 Quarterly Overview by Business Segment

(1) Mobile Content Business

	Sales (mil. yen)	% against Consolidated Sales (%, points)	Number of Contents	Number of New Contents	Number of Terminated Contents	Number of Subscribers (thousand people)
3rd Quarter (Dec. 31, 2002)	**1,743**	**74.9%**	**88**	**11**	**0**	***3,604**
3rd Quarter (Dec. 31, 2001)	1,565	86.5%	71	8	0	3,119
Change	177	-11.6 points	17	3	0	484

*Before Adjustment

Summary: In this quarter, we launched 11 new content services, much more than usual. Consequently,

sales posted robust growth due to the increase in content subscribers thanks to new major brand content, such as Star Wars Mobile.

① Change in Number of Contents (Domestic)



unit : content
76
77
77
78
80
88
80
60
40
20
0
14
18
16
28
29
29
30
31
35
19
20
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
DDI POCKET
KDDI
J-PHONE
NTT DoCoMo

② Breakdown of our contents services (as of December 31, 2002)

Java™-enabled Content Services			Motion Picture Content Services	
i-appli (NTT DoCoMo)	ezplus (KDDI)	Java™ Service (J-PHONE)	i-motion (NTT DoCoMo)	ezmovie (KDDI)
21	7	4	2	2

③ The Number of Content Subscribers (as of December 31, 2002, CYBIRD IP Contents Only)



unit : person
3,700,000
3,600,000
3,500,000
3,400,000
3,300,000
3,418,962
3,454,090
3,462,207
3,476,608
3,549,757
3,604,592
(before adjustment)
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-03

④ Sales by Mobile Carrier

	3rd Quarter (ended Dec. 31, 2002)	3rd Quarter (ended Dec. 31, 2001)
NTT DoCoMo	58.9%	59.7%
J-PHONE	22.5%	22.5%
KDDI	18.3%	16.7%
DDIP	0.3%	1.1%

(2) Marketing Solution Business

	Sales (mil. yen)	% against Consolidated Sales (%, points)
3rd Quarter (ended Dec. 31, 2002)	**455**	**19.6%**
3rd Quarter (ended Dec. 31, 2001)	171	9.5%
Change	283	10.1points

Summary: Marketing Solution sales increased because of two major factors; 1)increase in the number of repeat and new client for Sugu Mail®, 2)increase in the number of contract for development and operation of mobile-based sales promotion system. In commerce business, we land seven new customers in CYBIRD SHOPS, which contributed to acquire potential customers though it did not have a significant impact on sales.

(3) International Business

	Sales (mil. yen)	% against Consolidated Sales (%, points)
3rd Quarter (ended Dec. 31, 2002)	**7**	**0.3%**
3rd Quarter (ended Dec. 31, 2001)	23	1.3%
Change	(16)	-1.0 point

Summary: Sales primarily consists of content and branded-SIM businesses.

(4) Technology-Related Business (K Laboratory Co., Ltd)

	Sales (mil. yen)	% against Consolidated Sales (%, points)
3rd Quarter (ended Dec. 31, 2002)	**121**	**5.2%**
3rd Quarter (ended Dec. 31, 2001)	48	2.7%
Change	73	2.5points

Summary: Sales and profits increased year-on-year because of the rise in the number of commissioned Java™ application development projects.

3-4 Consolidated Income Statement

(1) Sales

For the quarter under review, consolidated sales amounted to 2,327 million yen, an increase of 87 million yen, or 3.9%, from the previous quarter. A portion of CYBIRD's IP content services was moved to another provider, with which we have a business agreement. As a result, the related revenues from those content services shifted from our Mobile Content Business to our Marketing Solution Business. The impact of this change was a decline in sales of the Mobile Content Business.

(2) Cost of Sales

In the third quarter, cost of sales totaled 1,069 million yen, rising 16 million yen, or 1.5%, from the second quarter. Due to suppression of fixed costs, gross profit margin improved to 54.0% from 53.0% in the previous quarter.

(3) Selling, General and Administrative Expenses

Selling, general and administrative expenses for the third quarter amounted to 917 million yen, an increase of 60 million yen, or 7.1%, from the previous quarter. Operating profit margin was down to 14.6% from 14.7% compared to the previous quarter.

The breakdown of main selling, general and administrative expenses were as follows;

(Round down)

Item	3rd Quarter (From October 1, 2002 To December 31, 2002)	2nd Quarter (From July 1, 2002 To September 30, 2002)	Change	
	Millions of yen	Millions of yen	Millions of yen	(%)
Personnel Expenses	274	262	11	4.5
Advertisement Expenses	72	81	(8)	(10.6)
Research and Development Expenses	145	109	35	32.3
Charge and Commission	272	249	22	8.9
Others	153	153	(0)	(0.2)
Total	917	857	60	7.1

The major factors behind the changes in SG&A were as follows.

- Increased personnel expenses due to growth in the number of employees in line with business expansion
- Higher research & development expenses aimed at earnings growth
- Increased charge & commission related to compensation to auditors in the first half, a survey of overseas shareholders, and others
- A decline in collection commission paid to wireless network operators due lower sales of content services related to a change in IP (Collection commissions of 175 million yen for the third quarter are included in charge and commission)

(4) Ordinary Profit

Ordinary profit for the quarter under review totaled 338 million yen, increasing 11 million yen, or 3.4%, from the previous quarter.

(5) Net Income

Net income in the third quarter was 200 million yen, a decline of 198 million yen, or 49.7%, from the previous quarter. This is a result of posting 287 million yen in deferred income taxes for the previous

quarter, accounting for the revision of recoverable deferred tax assets. Also, net income for this quarter was adjusted by the revision of insurance policies for directors, resulting in an extraordinary gain of ¥19 million from cancellation of insurance policies.

(6) Earnings per Share (EPS)

For the third quarter, earnings (net income) per share amounted to 3,170 yen, falling 3,145 yen from 6,315 yen in the second quarter (After taking into consideration the share split made on November 15, 2002).

(7) EBITDA (Earnings before Interest, Tax, Depreciation and Amortization)

Third quarter EBITDA totaled 459 million yen, a decrease of 32 million yen from 426 million yen in the previous quarter. Our EBITDA is calculated by the formula shown below.

(Formula) EBITDA = Operating Income + Depreciation Cost (Tangible Assets & Intangible Assets)

(8) ROE (Return on Equity)

For the third quarter, adjusted annual ROE was 16.5%, a decline of 18.7 percentage points from 35.2% in the previous quarter. Adjusted Annual Return on Raised Capital was 15.4%, a drop of 15.4 percentage points from 30.8% in the previous quarter. Beginning with the interim period in the current fiscal year, deferred tax assets from tax differences in prior years were newly included in assets, and this increase was reflected in the second quarter ROE. Our adjusted annual ROE is calculated by the formula shown below.

$$\text{ROE} = \frac{\text{Net Income (Quarter)}}{(\text{Shareholders' Equity (Beginning of Quarter)} + \text{Shareholders' Equity (End of Quarter)}) \div 2} \times 100 \times 4$$

3-5 Consolidated Balance Sheet

At December 31, 2002, total assets amounted to 6,626 million yen, increasing 507 million yen, or 8.3%, from the previous quarter. Total liabilities amounted to 1,624 million yen, rising 283 million yen, or 21.1%, from the previous quarter. Total shareholders' equity was 4,980 million yen, up 228 million yen, or 4.8%, from the previous quarter.

Major factors in third quarter results were as follows.

- Substantial increase in cash and cash equivalents due to a large decrease in trade accounts receivable related to early payment of collection of sales receivables by operators because of a monthly timing difference.
- A 200 million yen increase in retained earnings due to net profit.
- A total of 13 million yen increases in both common stock and additional paid-in capital due to the exercise of stock options during the quarter.

3-6 Cash Flow

Total cash and cash equivalents at quarter-end were 3,493 million yen, up 896 million yen, or 34.5%, from the previous quarter.

- Large increase in cash flow due to the advanced collection of receivables
- Increase in lease deposit by office expansion
- Increase in cash flow by the exercise of stock options

3-7 Earning Forecasts

The consolidated Group avoids providing earnings forecasts because of the difficulty of predicting performance in the mobile Internet business field, which is highly volatile both in terms of market and competitive conditions.

4. Consolidated Quarterly Financial Statements

4-1 Consolidated Balance Sheet

(2nd and 3rd Quarter, Fiscal Year ended March 31, 2003)

(Unit: Millions of yen, Round down)

	3rd Quarter ended December 31, 2002		2nd Quarter ended September 30, 2002		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Assets		%		%		%
Current Assets:						
Cash and cash equivalents	3,493		2,597			
Trade accounts receivable	1,648		2,117			
Inventories	72		36			
Others	294		258			
Allowance for doubtful accounts	(28)		(31)			
Total current assets	5,480	82.7	4,977	81.3	503	10.1
Fixed Assets:						
Tangible fixed assets:	120	1.8	121	2.0	(1)	(1.3)
Intangible fixed assets:						
Software	479		474			
Other intangible assets	19		28			
Total intangible assets	499	7.6	502	8.2	(3)	(0.7)
Investments and Other Assets:						
Lease deposit	265		255			
Other assets	260		261			
Total investments and other assets	525	7.9	516	8.5	9	1.8
Total fixed assets	1,145	17.3	1,141	18.7	4	0.4
Total	6,626	100.0	6,119	100.0	507	8.3

(Unit: Millions of yen, Round down)

	3rd Quarter ended December 31, 2002		2nd Quarter ended September 30, 2002		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Liabilities and shareholders' equity:						
Current liabilities						
Trade accounts payable	412		390			
Short term bank loans	329		287			
Bonus payment reserve	22		67			
Accrued expenses	449		376			
Accrued income taxes	363		201			
Others	46		18			
Total current liabilities	1,624	24.5	1,341	21.9	283	21.1
Long-term liabilities:						
Total long-term debt	—	—	—	—	—	—
Total liabilities	1,624	24.5	1,341	21.9	283	21.1
Minority interest	21	0.3	25	0.4	(3)	(15.7)
Shareholders' Equity						
Common stock	2,579	38.9	2,565	41.9		
Additional paid-in capital	2,635	39.8	2,622	42.9		
Deficit	234	(3.5)	434	(7.1)		
Foreign currency translation adjustment	(0)	(0.0)	(0)	(0.0)		
Total shareholders' equity	4,980	75.2	4,752	77.7	228	4.8
Total	6,626	100.0	6,119	100.0	507	8.3

4-2 Consolidated Income Statements

(2nd and 3rd Quarter, Fiscal Year ended March 31, 2003)

(Unit: Millions of yen, Round down)

	3rd Quarter (From October 1, 2002 To December 31, 2002)		2nd Quarter (From July 1, 2002 To September 30, 2002)		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	% in change
Net Sales	2,327	100.0	2,239	100.0	87	3.9
Cost of Sales	1,069	46.0	1,053	47.0	16	1.5
Gross Profit	1,258	54.0	1,186	53.0	71	6.1
Selling, General and Administrative Expenses	917	39.4	857	38.3	60	7.1
Operating Income	340	14.6	329	14.7	11	3.5
Nonoperating Income	0	0.0	1	0.0	(0)	(61.3)
Nonoperating Expenses	2	0.1	2	0.1	(0)	(17.6)
Ordinary Profit	338	14.5	327	14.6	11	3.4
Extraordinary Gain	19	0.8	—	—	19	—
Extraordinary Loss	0	0.0	24	1.1	(23)	(95.9)
Income Before Income Taxes and minority Interest	357	15.3	303	13.5	54	17.9
Income Taxes						
Current	162	7.0	200	9.0	(38)	(19.2)
Differed	(1)	(0.1)	(287)	(12.9)	286	—
Total	160	6.9	(87)	(3.9)	247	(19.2)
Minority Interest	3	0.2	8	0.4	(4)	(54.6)
Net Income	200	8.6	399	17.8	(198)	(49.7)

Sales by Business Segments

(Unit: Millions of yen, Round down)

	3rd Quarter (From October 1, 2002 To December 31, 2002)		2nd Quarter (From July 1, 2002 To September 30, 2002)		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Mobile Contents Business	1,743	74.9	1,828	81.7	(85)	(4.7)
Marketing Solution Business	455	19.6	316	14.2	138	43.7
International Business	7	0.3	7	0.3	(0)	(6.1)
Technology-Related Business	121	5.2	86	3.8	35	41.3
Total	2,327	100.0	2,239	100.0	87	3.9

Note : 1. Consumption tax is not included in sum mentioned above.
2. "Technology-Related Business" mainly means software development and licensing.

4-3 Consolidated Statement of Shareholders' Equity

(2nd and 3rd Quarter, Fiscal Year ended March 31, 2003)

(Round down)

	Outstanding number of common stock	Common stock	Additional Paid-in capital	Deficit	Unrealized gain on available-for-sale securities	Foreign currency translation adjustment
		Millions of yen				
Balance - June 30, 2002	31,579	2,555	2,612	(834)	–	(0)
Net Income				399		
Exercise of stock option	61	10	10			
Foreign currency translation adjustment						0
Balance - September 30, 2002	31,640	2,565	2,622	(434)	–	(0)
Net Income				200		
Stock split	31,640					
Exercise of stock option	164	13	13			
Foreign currency translation adjustment						0
Balance – December 31, 2002	63,444	2,579	2,635	(234)	–	(0)

4-4 Consolidated Cash Flow Statements

(2nd and 3rd Quarter, Fiscal Year ended March 31, 2003)

(Unit: Millions of yen, Round down)

	3rd Quarter (From October 1, 2002 To December 31, 2002)	2nd Quarter (From July 1, 2002 To September 30, 2002)
	Millions of yen	Millions of yen
Operating activities :		
Income before income taxes and minority interest	357	303
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	118	97
Increase (decrease) in allowance for doubtful accounts	(3)	(47)
Increase (decrease) in bonus payment reserve	(44)	66
Interests and dividend received	(0)	(0)
Interest expenses	2	1
Equity in net losses of affiliated companies	(0)	1
Gain on change of equity	—	1
Decrease (increase) in trade accounts receivable	469	(147)
Decrease (increase) in inventories	(36)	(23)
Increase (decrease) in trade accounts payable	22	34
Increase (decrease) in accounts payable other	54	(75)
Other—net	(21)	(11)
Total adjustments	917	200
Interests and dividend received	0	0
Interest expenses	(2)	(1)
Income taxes—paid	—	—
Net cash provided by operating activities	914	199
Investing activities :		
Expenditures for property and equipment	(9)	(2)
Expenditures for software	(74)	(74)
Expenditures for investment securities	—	(50)
Proceeds from sales of investment securities	0	—
Expenditures for lease deposits	(10)	(0)
Other—net	18	(3)
Net cash used in investing activities	(77)	(130)
Financing activities:		
Proceeds from short-term bank debt	200	250
Repayment of short-term bank debt	(158)	(145)
Repayment of long-term debt	(10)	(10)
Proceeds from minority shareholders	—	14
Proceeds from issue of new shares	27	20
Net cash provided by financing activities	58	128
Foreign currency translation adjustment	(0)	0
Net increase in cash and cash equivalents	896	197
Cash and cash equivalents, beginning of period	2,597	2,399
Cash and cash equivalents, end of period	3,493	2,597

Notes to Consolidated Financial Statements

1. Basis of Presenting consolidated Financial Statements	The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are difference in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In accordance with accounting procedures generally accepted in Japan, certain comparative disclosures are not required to be and have not been presented herein.
2. Fiscal Year of Consolidated Subsidiary	The fiscal year of the consolidated subsidiaries is same as that of the consolidated business year.
3. Summary Of Significant Accounting Policies	a. Investment Securities - Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income. b. Inventories - Merchandise is stated at cost determined by the moving-average method and work in process is stated at cost determined by the specific identification method. c. Property and Equipment - Property and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of assets. The range of useful lives is principally from 10 to 15 years for leasehold improvements and from 5 to 6 years for furniture and fixtures. d. Amortization of Software - Software for in-house use in amortized over 3 years by the straight-line method. e. Allowance for Doubtful Receivables - Allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding. f. Bonus – The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast. g. Leases - All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases which are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance lease are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. h. Cash Equivalents - Cash equivalents are time deposits which become due within three months of the date of acquisition and can be withdrawn on demand with no diminution of principal. i. Income Taxes - The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

5. Stock Information

5-1 Authorized shares

122,792 shares (as of December 31, 2002)

5-2 Number of shares issued and outstanding

63,444 shares (as of December 31, 2002)

A stock split (2:1), with a record date of September 30, 2002, was implemented on November 15, 2002

5-3 Full Diluted Shares

65,084 shares* (as of December 31, 2002)

*including 1,640 potential shares from unexercised stock options

5-4 Number of Shareholders

1,334 (as of September 30, 2002)

5-5 Principal Shareholders (as of September 30, 2002)

	Shares Owned		Equity Contribution Towards Shareholders	
	Shares	%	Shares	%
Kazutomo Robert Hori	4,299	13.58	–	–
Yosuke Iwai	1,953	6.17	–	–
Tetsuya Sanada	1,827	5.77	–	–
Omron Corporation	1,800	5.68	–	–
Omron Finance Co., Ltd.	1,780	5.62	–	–
The Master Trust Bank of Japan, Ltd.	1,345	4.25	–	–
Itochu Corporation	1,260	3.98	–	–
Raumuzu Co., Ltd.	1,260	3.98	–	–
Tomoo Tateishi	1,098	3.47	–	–
Kenichiro Nakajima	1,046	3.30	–	–
IMAGICA Corp.	1,000	3.16	–	–

5-6 Distribution of Shareholders (as of September 30, 2002)

	Assortment of Shareholders						
	Government / Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders (Persons)	0	14	1	50	37	1,232	1,334
Shares owned (Shares)	0	5,062	18	8,651	3,338	14,571	31,640
Percentage of shares (%)	0.00	16.00	0.06	27.34	10.55	46.05	100.00

5-7 Specified Minority Shareholder's Interest (as of September 30, 2002)

17,674shares (55.86%)

*10 major shareholders' and directors' interest

5-8 Floating Shares (as of September 30, 2002)

3,911 shares (12.36%)

*Floating shareholders' interest, holding less than 50 shares

5-9 Shares owned by Investment Trust/Fund (as of September 30, 2002)

3,070shares (9.70%)

5-10 Shares owned by Pension Trust/Fund (as of September 30, 2002)

267 shares (0.84%)

5-11 Shares owned by Directors (as of September 30, 2002)

10,229 shares (32.33%)

5-12Transition of Number of Shares Issued and Paid-in Capital

Date	Numbers of Shares Issued		Paid-in Capital (¥ Thousand)		Additional Paid in Capital (¥ Thousand)		Notes
	Change	Balance	Change	Balance	Change	Balance	
September 29, 1998	1,800	1,800	90,000	90,000	0	0	Foundation, Issue Price ¥ 50,000
November 23, 1999	200	2,000	50,000	140,000	50,000	50,000	Third Party Allocation (Investment Companies) Offer Price ¥ 500,000, Capitalization ¥ 250,000
December 30, 2000	200	2,200	50,000	190,000	50,000	100,000	Third Party Allocation (Kenichiro Nakajima) Offer Price ¥ 500,000, Capitalization ¥ 250,000
January 29, 2000	200	2,400	50,000	240,000	50,000	150,000	Third Party Allocation (Investment Companies) Offer Price ¥ 500,000, Capitalization ¥ 250,000
March 14, 2000	300	2,700	300,000	540,000	300,000	450,000	Third Party Allocation (Omron Corp. etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
March 28, 2000	1,000	3,900	50,000	790,000	500	650,500	Exercise of Warrant No. 1 Issue Price ¥ 50,000, Capitalization ¥ 50,000 Excess over Par ¥ 500
March 28, 2000	200		200,000		200,000		Third Party Allocation (Dentsu.com No.1 etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
March 31, 2000	480	4,380	480,000	1,270,000	480,000	1,130,500	Third Party Allocation (Omron Corp. etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
April 1, 2000	100	4,480	5,000	1,275,000	15,000	1,145,500	Absorption of Paradiseweb Co. Ltd. (4 : 1)
June 30, 2000	8,960	13,440	0	1,275,000	0	1,145,500	Stock Split (3 :1)
December 21, 2000	1,300	15,340	773,500	2,405,500	900,900	2,462,200	IPO (Domestic) Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000, Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)
	600		357,000		415,800		IPO (Global Offering) Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000, Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)
August 24, 2001	15,340	30,680	0	2,405,500	0	2,462,200	Stock Split (2 :1)
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
June 30, 2002 (April 1 - June 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
September 30, 2002 (July 1 - Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1 and No. 2 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
Nov. 15, 2002	31,640	63,280	-	2,565,500	-	2,622,200	Stock split (1:2)
Dec. 31, 2002 (Oct. 1 - Dec. 31)	164	63,444	13,666	2,579,167	13,666	2,635,866	Exercise of Stock Option No. 1, No. 2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥ 83,333

5-13 Stock Option(Warrant)

(1) Stock Option No.1

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	88
Executive Vice President and CTO	Tetsuya Sanada	50
Executive Vice President	Yosuke Iwai	40
Senior Vice President	Kenichiro Nakajima	10
Senior Vice President	Tomoo Tateishi	5
Employees	37 Employees	47
Total		240 (Note 1)

* Exercise Price ¥ 2,000,000 (Note 2)
* Exercise Period From March 1, 2002 to February 28, 2005

(2) Stock Option No.2

* Grantees and Granted Shares 126 Shares (49 Employees) (Note 3)
* Exercise Price ¥ 666,667 (Note 4)
* Exercise Period From September 1, 2002 to August 31, 2005

(3) Stock Option No.3

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	170
Executive Vice President and CTO	Tetsuya Sanada	120
Executive Vice President	Yosuke Iwai	80
Executive Vice President	Kenichiro Nakajima	70
Senior Vice President	Shinichiro Yamashita	50
Senior Vice President	Tomosada Yoshikawa	50
Senior Vice President	Mikio Inari	50
Senior Vice President	Tomoo Tateishi	10
Employees	46 Employees	200
Total		800 (Note 5)

* Exercise Price ¥ 452,566 (Note 6)
* Exercise Period From September 1, 2003 to August 31, 2008

(Note 1) The number of potential but non-issued shares, as of December 31, 2002, was adjusted to 745 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, and November 15, 2002; the exercise of stock options; and the retirement of employees.
(Note 2) The exercise price was adjusted to ¥ 166,667 as a result of stock splits implemented June 20, 2000, August 24, 2001, and November 15, 2002.
(Note 3) The number of potential but non-issued shares, as of December 31, 2002, was adjusted to 135 shares due to stock splits implemented on August 24, 2001 and November 15, 2002, and the retirement of employees.
(Note 4) The exercise price was adjusted to 166,667 yen, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002.
(Note 5) The number of potential but non-issued shares, as of December 31, 2002, was adjusted to 760 shares due to the retirement of employees.
(Note 6) The exercise price was adjusted to 226,283 yen, as a result of the stock split implemented on November 15, 2002.

5-14 Common Stock held in treasury

Not applicable.

5-15 Common Stock held in treasury by Subsidiaries, Affiliates and Nonconsolidated Affiliates

Not applicable.

6. Others

6-1 Significant Subsequent Events after the Quarter Period

Not Applicable.

6-2 Employees (as of December 31, 2002)

	Mobile Contents	Marketing Solution	EC (eCommerce)	International Business	Strategic Technology Planning	Corporate Planning	Public Relations	Legal & Corporate Affairs	Finance	Internal Auditing	CYBIRD Total (*1)	K Laboratory (*2)
Number of Employees (persons)	102	28	5	9	4	3	4	12	6	0	173	73
Change from Previous Quarter (persons)	2	2	—	(1)	—	(1)	1	—	—	—	3	6
Average Age	—	—	—	—	—	—	—	—	—	—	31.08	29.02
Average Length of Service (month)	—	—	—	—	—	—	—	—	—	—	18.61	12.28

*1 This number does not include 3 CYBIRD staff who are seconded to K Laboratory.

*1 This number includes 1 CYBIRD staff who is seconded to DMOVE. (Included in Mobile Content Division)

*2 This number includes 3 people seconded from CYBIRD.

6-3 Head Office

Kamiyacho MT-Bldg., 4-3-20 Toranomon,
Minato-ku, Tokyo, Japan 105-0001

6-4 Primary Lender (as of December 31, 2002)

(1) CYBIRD Co., Ltd.

Not Applicable.

(2) K Laboratory Co., Ltd.

Lender	Amount
The Aozora Bank Ltd.	183 million yen
The bank of Tokyo-Mitsubishi Ltd.	146 million yen
Total	329 million yen

6-5 Board of Directors and Auditors (as of December 31, 2002)

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	Vice President of International Business Department
Executive Vice President and CTO	Tetsuya Sanada	President &CEO, K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	
Executive Vice President	Kenichiro Nakajima	
Senior Vice President	Shinichiro Yamashita	General Manager of Marketing Solution Division Vice President of Legal & Corporate Affairs Department
Senior Vice President	Tomosada Yoshikawa	Vice President of Finance Department and Public Relations Department In charge of Disclosure
Senior Vice President	Mikio Inari	In charge of Technology
Senior Vice President	Tomoo Tateishi	(Omron Corporation)
Corporate Auditor (Full Time)	Jun Utsumi	
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co.

6-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any disputes related to intellectual rights.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	Ditto
J-PHONE Co., Ltd.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to J-PHONE. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any disputes related to intellectual rights.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in J-PHONE group) CYBIRD transfer the subscription fee from content subscribers to J-PHONE.	January 20, 2000
KDDI Corporation	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any dispute related to intellectual rights.	February 1, 2000
DDI POCKET, Inc.	"Information Providing and Subscription Fee Collection Service Contract" CYBIRD provides contents for DDI Pocket, and DDI Pocket collects the subscription fee from CYBIRD's content service subscribers for CYBIRD.	March 8, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002
BASE N.V./S.A. (Belgium)	"i-mode Corporation Agreement" Agreement on Cybird's content services for BASE N.V./S.A.	Aug 14, 2002
Bouygues Telecom (France)	"i-mode Site(s) Listing Contract" Agreement on Cybird's content services for Bouygues Telecom	Nov. 14. 2002

(2) Contract with Alliance Partners

Contract Party	Contents of Contracts	Contract Date
Family Mart Co., Ltd. (Transferred from Famima.com Co., Ltd.; March 1, 2002)	"System Development Contract for 'Famima-i' and 'Famima J" A development contract for "Famima-i" and 'Famima J", mobile commerce sites of Famima.com Co., Ltd. on i-mode and on J-Sky respectively.	December 1, 2000 (Revised September 26, 2001)
Dentsu Inc.	"Agency Agreement for licensing "Sugu Mail®" services" Licensing contract for the URL transferring tool, 'Sugu Mail®' whereby Dentsu is entitled to license the service to its clients.	September 28, 2001
Yahoo! Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photos'" Service provision of 'Prinet', a CYBIRD photo service for 'Yahoo! Photos' mobile service.	November 26, 2001
AucSale, Inc.	"Alliance Contract" Alliance Contract between AucSale and CYBIRD to develop full closed auction service system for mobile phone platform.	July 29, 2002
ITOCHU Corporation, PIA Digital Communications Co., Ltd.	"Partnership Contract" Partnership Contract among three companies to develop a business utilizing "Sugu Mail®" for magazines that PIA publishes.	September 25, 2002

(3) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002

7 Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, you should be aware that the following discussion does not claim to cover all potential risks.

7-1 Risks related to Content Business

(1) Dependence on Specific Information Provider

We rely on third parties to provide the content we offer to our subscribers. We cannot assure you that our content suppliers will continue to maintain relationships with us and contract agreement.

(2) Dependence on Specific Operators

We provide multiple content services to NTT DoCoMo's i-mode, Inc., KDDI's ezweb, J-PHONE Co., Ltd.'s J-SKY, and DDI Pocket Inc.'s H"Link,. NTT DoCoMo alone accounted for 44.1% of our consolidated sales for this quarter. If NTT DoCoMo's should decide to change their business strategy, our business would be harmed and revenue could decrease.

The breakdown of consolidated sales by mobile career is as follows;

Operators and others	3rd Quarter, FY 2001	4th Quarter, FY 2001	1st Quarter, FY 2002	2nd Quarter, FY 2002	**3rd Quarter FY 2002**
NTT DoCoMo	51.6%	47.7%	50.1%	49.0%	**44.1%**
KDDI	14.4%	13.2%	14.2%	14.1%	**13.8%**
J-PHONE	19.4%	18.3%	18.9%	17.8%	**16.8%**
DDI Pocket	1.0%	0.6%	0.5%	0.3%	**0.2%**
Others	13.6%	20.2%	16.3%	18.8%	**25.1%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our service, our investment may not produce returns for us.

(4) Dependence on Specific Content Services

Although we provide a broad range contents, specific contents such as "Ring tone downloading", "Screensaver downloading", "Fortune telling", "Game" and "Communication" enjoy great popularity. Contingent failure with these contents and/or change in the market may reduce subscribers and popularity, thereby adversely affecting our business strategy and revenue.

7-2 Risks Related to Our Business

(1) Marketing Solution Business / Commerce Business

Due to market entry by competitors or by companies in related businesses or to sudden changes in market conditions or a lack of market growth, we may not achieve expected results in these businesses.

(2) International Business

Because we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economy, politics, laws and regulations, culture, business custom, competitors, exchange fluctuation and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse affect on

our financial condition, if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our research and development is carried out at K Laboratory Co., Ltd. This company focuses on research, development and licensing of next generation software platforms that are customized for mobile phones, and expects this field to develop into one of its major revenue sources. As the business is still in the investment phase, there is a possibility that we will not be able to recover our investment due to misjudgment in our trend forecasts. This may have a negative effect on our business.

7-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company was established in September 1998, and we have been operating for several years. Our industry is still in the early stages of development. Because we are constantly exposed to the uncertainties, there might be some difference in our growth prospect. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Because the business environment of the mobile Internet is extremely volatile and our business scale is small, our quarterly business results may unexpectedly vary. Depending upon changes in our business plan and other such factors, we may not be able to produce the expected amount of cash flow. This could have a negative affect on our business operations.

7-4 Risks Related to Investments

Since the business environment of the mobile Internet is extremely volatile and our business scale is so small, our quarterly business results may unexpectedly vary. Depending upon the business environment, changes in our business plan and other such factors, we may not be able to produce the expected amount of free cash flow. Also, we may not be able to invest or employ the funds as we plan. As a result, we may not achieve desired profitability.

Investment List (as of December 31,2002)

Company	Location	Foundation	Industry	Paid-in Capital	Shares Issued	CYBIRD's Stake	
						Shares	%
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308mil	6,170	4,567	74.02
DMOVE Co., Ltd.	Shinagawa,-ku Tokyo	February, 2002	Information Technology	¥50mil	1,000	525	52.50
CYBIRD Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1,200mil Won	240,000	70,000	29.17
GiGAFLOPS Japan Inc.	Shibuya-ku, Tokyo	February, 2000	Information Technology	¥67mil	1,150	120	10.43
AucSale, Inc.	Chuo-ku, Tokyo	January, 1989	Information Service	¥114mil	62,845	12,500	19.89

7-5 Risk Related to Subsidiaries and Affiliate

K Laboratory Co., Ltd., DMOVE Co., Ltd. and Cybird Korea Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and Cybird.

7-6 Competitive Risks

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose market share as well as suffering reduced income due to a decline in the number of subscriptions and the price competition. This may have a negative impact on our business.

(2) Competition in the Marketing Solution / Commerce Business

In our Marketing Solution business, the competition is getting intense. This also may affect our business negatively. There also exists the possibility that companies that we commission business to or our clients may enter our market and compete with us.

(3) Competition with System Integrators etc.

There is a danger that, due to technical advances, other Internet-enabled mobile devices may jeopardize the present market of Internet-enabled mobile phones.

Possible Competitors Envisioned List

Business Field	Company
Content (general)	Index Corporation, MTI Ltd., Nihon Enterprise Co., Ltd., BANDAI NETWORKS CO., LTD
Content (ring tone melody)	GIGA NETWORKS, INC., XING Inc., YAMAHA CORPORATION, DAIICHIKOSHO CO., LTD., SEGA CORPORATION, DWANGO Co., Ltd., For-side.com Co., Ltd.
Content (screen savers)	BANDAI NETWORKS CO., LTD., GignoSystem. Japan, Inc.
Content (game)	NAMCO LIMITED, KONAMI CORPORATION, SEGA CORPORATION, DWANGO Co., Ltd., G-mode Co., Ltd, HUDSON SOFT COMPANY, LIMITED, Taito CORPORATION
Marketing Solution / EC Business	MEDIASEEK inc., Index Corporation, MTI Ltd., Rakuten, Inc.
Technology-Related Business (K Laboratory Co., Ltd.)	HUDSON SOFT COMPANY LIMITED, TOSE Co., Ltd.

7-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and watch the market carefully. If we fail to cope with such new technologies, our market share may fall. As a result, our business may suffer.

7-8 Risks Related to System Failure

Our services depend on real-time, continuous information fed through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in wireless operators' ability to transmit data. In case of force major occurrences, we may not be able to continue providing our services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failure that we cannot control. Although we provide system security against any imaginable failures, we may not be able to protect our system from virus attacks by hackers and such, or mishandling of digital data by employees. In such cases, our business may be adversely affected.

In addition, there are other potential causes of system failure that we cannot control. Our security system could be bypassed by virus attacks by hackers and such, or employees could misuse digital data.

7-9 Risks Related to Callbacks of Defective Handsets

Callbacks of defective handset can harm our subscriber growth and lead to cancellation. As a result, our content business income may suffer and it may produce a negative impact on our business and its results.

7-10 Risks Related to Laws and Regulations

As well as regulations on Internet information transaction, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may unexpectedly cause risks, such as mentioned in the previous "Decision by Wireless Network Operators". In such cases, our business plan may face discrepancies. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

7-11 Risks Related to Market Opening

Wireless network operators presently administrate official content services to avoid inappropriate content. However, the Ministry of Public Management, Home Affairs, Posts and Telecommunications is requesting that restrictions be lifted and markets be opened up in the areas of 1) portal services, 2) the Internet services provider business, 2) billing services, and 4) user ID (UID). Opening up these markets could detrimentally affect our business and performance.

7-12 Risks Related to Our Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, Tetsuya Sanada, executive vice president and CTO, and other senior management staff play crucial roles in our individual business fields. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization in pace with market growth, but we may not be able to attract highly qualified staff in time. In such cases, we may not be able to achieve appropriate or sufficient personnel. Even if we succeed in hiring appropriate personnel, growth in personnel expenses may negatively impact on our business.

Furthermore, those who do not have proper skill-sets to catch up with the growth of the business may need to be educated, and it may contribute to an increase in education cost and inefficient operations. This may cause a negative impact on our business performance and its growth.

7-13 Intellectual Property Risks

We utilize many programs in our business. These include the internal development of basic technologies offered over the Internet free of charge. Such development may infringe upon third-parties' intellectual rights.

It is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to content. We may inadvertently be infringing on intellectual property rights of which we are unaware. In addition, there may be patent applications now pending, of which we are unaware. That will result in us infringing on their rights if these patents are approved in the future. In such cases, complaints may arise, including actions for damages or prohibition of use. We may also have to pay royalties for the use of such patents. Any infringement claim, whether meritorious or not, could result in costly litigation or cause service installation delays.

7-14 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon nature of the action and upon the degree of damage, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our or the network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to our delay in developing systems, and system failure
- Damages to violation of others' properties, intellectual rights, privacy and other rights

7-15 Others

(1) Dividend Policy

Because we have not been profitable on annual basis, we have not paid any dividends to shareholders yet. We realize that paying dividends to shareholders is one of the most important missions, but we may decide not to pay dividends to achieve further growth.

(2) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this factor could affect stock prices.

(3) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. If such high volatility occurred in our stock price, it could affect our financial activities.

(4) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

8. Nonconsolidated Financial Statements

8-1 Nonconsolidated Balance Sheet (Quarterly)

(2nd and 3rd Quarter, Fiscal Year ended March 31, 2003)

(Unit: Millions of yen, Round down)

	3rd Quarter ended December 31, 2002		2nd Quarter ended September 30, 2002		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	3,351		2,439			
Acceptance receivable	8		10			
Trade accounts receivable	1,544		2,035			
Inventories	31		19			
Others	298		261			
Allowance for doubtful accounts	(28)		(31)			
Total current assets	5,206	79.2	4,735	77.6	471	10.0
Fixed Assets:						
(Tangible fixed assets)	113	1.7	114	1.9	(0)	(0.8)
(Intangible fixed assets)						
Software	415		419			
Software temporary account	6		9			
Other intangible assets	0		0			
Total intangible assets	423	6.5	429	7.0	(6)	(1.5)
(Investments and other assets)						
Investment in securities	373		374			
Lease deposits	260		251			
Others	195		195			
Total investments and other assets	829	12.6	821	13.5	8	1.0
Total fixed assets	1,366	20.8	1,365	22.4	1	0.1
Total Assets	6,572	100.0	6,100	100.0	472	7.7

(Unit: Millions of yen, Round down)

	3rd Quarter ended December 31, 2002		2nd Quarter ended September 30, 2002		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Liabilities and Shareholders' Equity:						
Current Liabilities						
Trade accounts payable	481		453			
Bonus payment reserve	22		57			
Accrued expenses	420		359			
Accrued income taxes	362		201			
Others	36		15			
Total current liabilities	1,323	20.1	1,087	17.8	236	21.8
Long-term Liabilities:						
Total liabilities	1,323	20.1	1,087	17.8	236	21.8
Shareholders' Equity						
Common Stock	2,579	39.3	2,565	42.1	13	0.5
Additional Paid-in Capital						
Additional paid-in capital	2,635		2,622			
Total Additional paid-in capital	2,635	40.1	2,622	43.0	13	0.5
Retained Earnings						
Unappropriate income for this quarter	33		(174)			
Total Retained Earnings	33	0.5	(174)	(2.9)	208	—
Total Shareholders' Equity	5,248	79.9	5,012	82.2	235	4.7
Liabilities and Shareholders' Equity	6,572	100.0	6,100	100.0	472	7.7

8-2 Nonconsolidated Income Statements

(2nd and 3rd Quarter, Fiscal Year ended March 31, 2003)

(Unit: Millions of yen, Round down)

	3rd Quarter (From October 1, 2002 To December 31, 2002)		2nd Quarter (From July 1, 2002 To September 30, 2002)		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	2,205	100.0	2,150	100.0	55	2.6
Cost of Sales	1,030	46.7	1,022	47.6	8	0.8
Gross Profit	1,174	53.3	1,127	52.4	46	4.1
Selling, General and Administrative Expenses	823	37.4	765	35.6	57	7.6
Operating Income	350	15.9	361	16.8	(11)	(3.1)
Nonoperating Income	0	0.0	0	0.0	(0)	(44.4)
Nonoperating Expenses	0	0.0	0	0.0	0	44.0
Current Profits	349	15.9	361	16.8	(11)	(3.2)
Extraordinary Gain	19	0.9	—	—	19	—
Extraordinary Loss	0	0.1	22	1.1	(21)	(95.5)
Income Before Income Taxes	368	16.7	339	15.7	29	8.8
Income Taxes	161	7.3	200	9.3	(38)	(19.3)
Differed Tax	(1)	(0.1)	(287)	(13.4)	286	—
Net Income	208	9.5	426	19.8	(218)	(51.2)

Sales by Business Segments

(Unit: Millions of yen, Round down)

	3rd Quarter (From October 1, 2002 To December 31, 2002)		2nd Quarter (From July 1, 2002 To September 30, 2002)		Change	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Mobile Contents Business	1,743	79.1	1,828	85.1	(85)	(4.7)
Marketing Solution Business	454	20.6	313	14.5	141	45.0
International Business	7	0.3	7	0.4	(0)	(6.1)
Total	2,205	100.0	2,150	100.0	55	2.6

Note) Consumption tax is not included sum mentioned above.

Notes to Nonconsolidated Financial Statements

Summary Of Significant Accounting Policies	a. Investment Securities---Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income. b. Inventories---Merchandise is stated at cost determined by the moving-average method and work in process is stated at cost determined by the specific identification method. c. Property and Equipment--- Property and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of assets. The range of useful lives is principally from 10 to 15 years for leasehold improvements and from 5 to 6 years for furniture and fixtures. d. Amortization of Software---Software for in-house use in amortized over 3 years by the straight-line method. e. Allowance for Doubtful Receivables---Allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding. f. Bonus – The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast. g. Leases---All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases which are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance lease are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

■ Contact

Cybird Co., Ltd. (4823, JASDAQ) IR group
Kamiyacho-MT Bldg. 4-3-20, Toranomon,
Minato-ku, Tokyo 105-0001
TEL: 03-3431-7127 FAX: 03-5408-1200
HP: http://www.cybird.co.jp/
E-mail: ircontact@cybird.co.jp

CYBIRD IP Content Services List

as of December 31, 2002

Operator: i-mode (NTT DoCoMo)

Genre	Content's Title	Java	Motion Picture	GPS	Subscription Fee	Launch Date	No.
Ringing Tone	CoolSound	O			¥100 ¥300	2000/6	
	TFM Chakushin Melody				¥100 ¥300	2001/12	
	Keigoe Tsukuro ♪				¥200	2002/5	
							3
Wallpaper/Screensaver (Standby Screen)	Cool Screen	O			¥100	2000/2	
	Princt				¥300	2000/5	
	Chaku Kyara!	O			¥100	2000/8	
	Machiuke Tsukuro ♪				¥200	2000/10	
	Appli Machiuke Tokeiya-san	O			¥200	2001/1	
	Digital Tokoro-san	O			¥200	2002/8	
	Chekira	O			¥200	2002/12	
	Star Wars Mobile	O			¥300	2002/12	
	Sa-para	O			¥300	2002/12	
							9
Game	Robo☆Robo	O			¥300	2000/5	
	Kensho Puzzler	O			¥300	2000/11	
	@Baka Games!	O			¥300	2002/3	
	EA Sports 2002 FIFA World Cup	O			¥300	2002/4	
	Cybird Style				—	2002/6	
	Game no Dendoo	O			¥300	2002/11	
							6
Fortune-telling	Kagami Ryuji no Shinriseuseijutsu	O			¥200	1999/12	
	Anata no Nedan?				¥100	2000/8	
							2
Others	Nami Densetsu	O	O		¥300	1999/2	
	Tsuriking				¥300	2000/5	
	Wine-Wine				¥300	2000/6	
	TV Panic Game Store				—	2000/2	
	CINEMA IMAGICA		O		¥300	2002/10	
	Zenrin Keitai Map	O			¥300	2000/6	
	Stardust WEB	O			¥300	2000/2	
	Popteen-net	O			¥190	2000/7	
	Shimizu Chinami to IOL linkai shuppankyoku				¥200	2000/12	
	i Takarazuka Kageki	O			¥300	2001/1	
	Neko no Jikan				¥200	2000/1	
	Ke-tai ZDNet	O			¥300	2002/12	
	i-mode Benri Dial				—	1999/2	
	i-mode Benri Memo				—	1999/2	
	Shiotsuki Yaeko no Kankon Sosai Jiten				—	1999/2	
							15
Sub Total		21	2				35

Operator: EZweb (KDDI)

Genre	Content's Title	Java	Motion Picture	GPS	Subscription Fee	Launch Date	No.
Ringing Tone	CoolSound				¥315	2000/11	
	TFM Chakushin Melody				¥105/¥32 ¥315/¥26	2001/10	
							2
Wallpaper/Screensaver (Standby Screen)	@Chaku Kyara Club				¥100	2000/2	
	Princt				¥315	2000/9	
	@Chaku Kyara Benri Tokei	O			¥210	2001/7	
							3
Game	Mini-game ☆ Tengoku!	O			¥315	2001/8	
	Idoru to Koisiyo ♪		O		¥315	2001/10	
	Kensho Puzzler	O			¥315	2001/12	
	Robo☆Robo	O			¥315	2002/12	
							4
Fortune-telling	Anata no Nedan? DX				¥210/¥52	2001/7	
	Super Tarot Uranai	O			¥210	2001/7	
	Super Kyosho Uranai	O		O	¥210	2001/12	
							3
Others	Tsuriking				¥315	2000/9	
	TV Panic Game Store				—	2000/10	
	CINEMA IMAGICA		O		¥315	2001/12	
	@AJA				¥300	2000/2	
	@AJA Mypage				¥210	2000/11	
	@AJA Toukou Paradise				¥150	2000/12	
	@AJA Chattomo	O			¥210	2001/7	
	Cybird Style				—	2002/10	
							8
Sub Total		7	2	1			20

Operator: J-SKY (J-PHONE)

Genre	Content's Title	Java	Motion Picture	GPS	Subscription Fee	Launch Date	No.
Ringing Tone	CoolSound				¥100 ¥300	2000/12	
	TFM Chakushin Melody				¥100/¥30 ¥300/¥25	2001/9	
	Keigoe Tsukuro ♪				¥200	2001/12	
							3
Wallpaper/Screensaver (Standby Screen)	Chaku Kyara!	O			¥100 ¥200	1999/12	
	Princt				¥300	2000/8	
	Digital Tokoro-san	O			¥200	2002/1	
	Chekira	O			¥200	2002/12	
	Star Wars Mobile	O			¥300	2002/12	
	3D Machiuke Johokyoku	O			¥200	2002/12	
							6
Game							0
Fortune-telling	Super Tarot Uranai				¥200	1999/12	
	Nandemo Shindan				¥300	1999/12	
	Mademoiselle Ai, Ai no Hoshiuranai				¥200	2000/9	
							3
Others	J Takarazuka Kageki				¥300	2001/11	
	Saikyo no Kaigai Joho				¥300	1999/12	
	Himitsu no Denwacho				—	1999/12	
	Odekake Denwacho				—	1999/12	
	My Doctor				—	1999/12	
	@AJA				¥300	2000/9	
	@AJA Mypage				¥200	2000/9	
							7
Sub Total		4					19

Operator: H"LINK (DDIP)

Genre	Content's Title	Java	Motion Picture	GPS	Subscription Fee	Launch Date	No.
Ringing Tone	CoolSound				¥10 ¥30	2000/11	
							1
Wallpaper/Screensaver (Standby Screen)	@Chaku Kyara Club				¥10 ¥30 ¥100	1999/11	
	Princt				¥300	2000/11	
							2
Game							0
Fortune-telling	@AJA Hoshi-uranai				¥20	1999/5	
							1
Others	Surf Go! Go!				¥10	1999/6	
	Zenrin Keitai Map				¥10 ¥30	2000/11	
	@AJA Channel				¥10	1999/4	
	@AJA Tegaki Club				¥10	1999/6	
	@AJA Toukou Paradise				¥10	1999/6	
	Visual Club				-	1999/9	
	@AJA Mypage				¥150 + ¥10	2000/12	
	@AJA Variety						
	Kyou no Oyaji Gag				¥10	1999/4	
	Kyou no Jinx				¥10	1999/4	
	Kyoufu Densetsu				¥10	1999/7	
							10
Sub Total							14

Grand Total	88